Exhibit 99.3

State Employees’ Credit Union Transforms Member Experiences, Surpassing
CSAT Goals in Just 6 Months with NiCE CXone Mpower

With NiCE’s AI-driven platform, SECU also streamlined operations, enhanced collaboration and achieved breakthrough efficiency

Hoboken, N.J., June 9, 2025 – NiCE (Nasdaq: NICE) today announced that State Employees’ Credit Union (SECU), one of the largest credit unions in the U.S., serving over 2.8 million members, has transformed its member contact center experience and operational efficiency with NiCE CXone Mpower. By adopting an AI-driven, cloud-native platform, SECU has streamlined operations, enhanced workforce management, and leveraged automation to drive efficiency and improve service levels.

Facing limitations with legacy infrastructure, SECU turned to NiCE’s all-in-one platform to unify, automate, and optimize its contact center operations. The move enabled SECU to centralize service channels, enhance employee performance management, and implement real-time tracking for better decision-making and service delivery.

With CXone Mpower’s omnichannel capabilities and AI-driven automation, SECU has revolutionized its member service operations. The platform’s user-friendly interface has empowered agents with seamless access to critical information, improving productivity and responsiveness while reducing call volumes and wait times. Having AI-powered intelligence at their fingertips has been instrumental in helping SECU improve training, identify performance opportunities, and enhance the overall member experience. Moreover, the platform’s scalability ensures that SECU can integrate new AI and automation capabilities without disrupting existing infrastructure, enabling future growth.

Key Outcomes from SECU’s Transformation with CXone Mpower:

•	Achieved 94%-member satisfaction and a net positive sentiment score since launch
•	AI-driven call routing reduced wait times from 300 seconds to under 60 seconds
•	90% agent participation rate in AI-assisted workforce self-service tools
•	Reduced manual administrative effort by 20%

NiCE’s Value Realization Services (VRS), played a key role in SECU’s transformation by providing expert guidance to tailor CXone Mpower to the credit union’s needs, ensuring seamless implementation and continuous optimization.

“The transformation with NiCE has been a game-changer for us,” said Jared Benesh, EVP of Member Experience at SECU. “We didn’t piecemeal solutions; we chose a single, complete platform and now we’re reaping the rewards. Since implementing CXone Mpower, we have achieved outstanding improvements and are ready to deliver even more exceptional experiences for members and agents with new capabilities and expanded AI-driven automation.”

“SECU’s success highlights the power of taking a platform approach to enhance experiences and drive business transformation,” said Barry Cooper, President, CX Division, NiCE. “Too many organizations fall victim to the ‘Frankenstack’—disparate solutions stacked together without cohesion. When AI and automation are layered onto fragmented systems, friction isn’t eliminated – in fact, it often amplifies it. SECU exemplifies how to do it right—by adopting a unified AI-powered platform, they have seen rapid results and are now well positioned to expand AI and automation for even greater impact.”

Looking ahead, SECU plans to expand its adoption of NiCE’s advanced AI and automation capabilities, including Autopilot and Voice Authentication, to further elevate member and employee experiences.

About SECU

A not-for-profit financial cooperative owned by its members and federally insured by the National Credit Union Administration (NCUA), SECU has been providing employees of the state of North Carolina and their families with consumer financial services for 87 years. SECU is the second largest credit union in the United States with $53 billion in assets. It serves more than 2.8 million members through 275 branch offices, 1,100 ATMs, Member Services Support via phone, www.ncsecu.org, and the SECU Mobile App.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.